Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement (No. 333-174926) on Form N-1A of Longboard Managed Futures Strategy Fund, a series of the Northern Lights Fund Trust II, of our report dated July 30, 2013, relating to our audit of the financial statements and financial highlights which appear in the Annual Report on Form N-CSR of Longboard Managed Futures Strategy Fund, a series of the Northern Lights Fund Trust II, for the period from June 27, 2012 (commencement of operations) through May 31, 2013.

We also consent to the references to our firm under the captions "Independent Registered Public Accounting Firm" appearing in the Statement of Additional Information and "Financial Highlights" appearing in the Prospectus, which are part of the Registration Statement.

/s/ McGladrey LLP

Denver, Colorado

September 26, 2013